FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                  May 15, 2003
                   For the fiscal year ended December 31, 2002

                               TOTAL FLEET S.A.
                (Translation of registrant's name into English)

                        Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                               TABLE OF CONTENTS


Item
1. Balance Sheets - December 31, 2001 and 2002
2. Statements  of Income for the years ended December 31, 2001 and 2002
3. Summary Financial Data by Business Segment for the years ended December 31, 2001 and 2002
4. Selected Historical Financial and Other Data - 4Q2001, 4Q2002, years ended December 31, 2001 and 2002
5. Reclassification of Certain Financial Statement Itens
6. signatures page

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - DECEMBER 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                 ( Unaudited )
                                                           December 31,
                                                     -----------------------
                                                       2001           2002
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                               8,143         17,859

Accounts receivable, net                               16,759         12,586

Revenue-earning vehicles, net                          60,480         73,525

Deferred income and social contribution taxes             140            256

Other                                                   3,862          1,465
                                                      -------        -------
                                                       89,384        105,691
                                                      -------        -------
NONCURRENT ASSETS:

Accounts receivable, net                                  737          1,750

Revenue-earning vehicles, net                         102,935         87,034

Escrow deposits                                           629          1,030

Deferred income and social contribution taxes             354            809
                                                      -------        -------
                                                      104,655         90,623
                                                      -------        -------

OFFICE EQUIPMENT, NET                                     387            452
                                                      -------        -------
         Total assets                                 194,426        196,766
                                                      =======        =======

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - DECEMBER 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                          December 31,
                                                     -----------------------
                                                       2001           2002
CURRENT LIABILITIES:                                 --------       --------

Loans and financing                                     4,745              -

Accounts payable                                        5,882          7,306

Payroll and related charges                             1,302          1,334

Income and social contribution taxes                        -            228

Deferred income and social contribution taxes             742              -

Taxes, other than on income                               381            464

Advances from customers                                   139            585

Other                                                   2,713          6,929
                                                       ------         ------
                                                       15,904         16,846
                                                       ------         ------

NONCURRENT LIABILITIES:

Reserve for contingencies                               1,262          3,078

Deferred income and social contribution taxes           1,264          6,650

Other                                                     134            146
                                                        -----          -----
                                                        2,660          9,874
                                                        -----          -----
SHAREHOLDERS' EQUITY

Capital stock                                         121,014        121,014

Accumulated earnings                                   54,848         49,032
                                                      -------        -------
                                                      175,862        170,046
                                                      -------        -------

         Total liabilities and shareholders' equity   194,426        196,766
                                                      =======        =======

                                TOTAL FLEET S.A.

                              STATEMENTS OF INCOME

             FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                 ( Unaudited )

                                              Year ended December 31,
                                            ----------------------------
                                                2001            2002
NET REVENUES:                                 --------         -------


Fleet management                               120,463         118,969

Used car sales                                  53,494          63,838
                                               -------         -------
  Total net revenues                           173,957         182,807
                                               -------         -------


EXPENSES AND COSTS:

Direct operating                               (28,463)        (31,860)

Cost of used car sales                         (39,165)        (50,814)

Taxes on revenues                               (5,387)         (5,496)

Selling, general and administrative            (15,232)        (17,210)

Depreciation of vehicles                       (26,881)        (15,952)

Other depreciation and amortization               (128)            (93)
                                              --------        --------
  Total operating expenses and costs          (115,256)       (121,425)
                                              --------        --------

  Operating income                              58,701          61,382
                                                ------         -------

FINANCIAL INCOME, NET                              160           5,891

OTHER NONOPERATING INCOME                            1               1
                                                ------          ------

Income before taxes                             58,862          67,274


INCOME AND SOCIAL CONTRIBUTION TAXES

  Current                                      (13,147)        (18,516)
  Deferred                                      (2,202)         (4,074)
                                               -------         -------
                                               (15,349)        (22,590)
                                               -------         -------

  Net income                                    43,513          44,684
                                                ======          ======

                                TOTAL FLEET S.A.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )


                                 ( Unaudited )



                                               Year ended December 31,
                                            -----------------------------
                                                2001              2002
                                              --------          -------

      NET REVENUES:

      Fleet management                         120,463          118,969

      Used car sales                            53,494           63,838
                                               -------          -------
                                               173,957          182,807
                                               -------          -------
      DEPRECIATION:

      Vehicle                                  (26,881)         (15,952)

      Other                                       (128)             (93)
                                               -------          -------
                                               (27,009)         (16,045)
                                               -------          -------
      OPERATING INCOME:

      Fleet management                          53,913           58,763

      Used car sales                             9,592            6,865

      Corporate expenses                        (4,676)          (4,153)

      Other depreciation                          (128)             (93)
                                                ------           ------
                                                58,701           61,382
                                                ------           ------

      OPERATING MARGIN:

      Fleet management                            44.8%           49.4%

      Used car sales                              17.9%           10.8%

      Total                                       33.7%           33.6%

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )
                                                                                 Year ended     Year ended
                                                                                December 31,    December 31,
                                                         4 Q 2001    4 Q 2002       2001            2002
                                                         --------    --------   -------------   -------------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Fleet management                                         31,274      29,849      120,463         118,969
  Used car sales                                           18,132      11,441       53,494          63,838
                                                           ------      ------      -------         -------
Total net revenues                                         49,406      41,290      173,957         182,807
                                                           ------      ------      -------         -------
Direct operating costs and expenses:

  Fleet management                                         (8,481)     (8,216)     (28,463)        (31,860)
  Cost of used car sales                                  (14,432)     (9,556)     (39,165)        (50,814)
  Taxes on revenues                                        (1,429)     (1,475)      (5,387)         (5,496)
                                                           ------      ------       ------          ------
Total direct operating costs and expenses                 (24,342)    (19,247)     (73,015)        (88,170)
                                                           ------      ------       ------          ------

Gross profit                                               25,064      22,043      100,942          94,637

Selling, general and administrative expenses:

  Adverstising, promotion and selling:

    Fleet management                                       (1,670)     (1,798)      (5,886)         (6,964)
    Used car sales                                         (1,706)     (1,328)      (4,670)         (6,093)
                                                           ------      ------      -------          ------
      Total adverstising, promotion and selling            (3,376)     (3,126)     (10,556)        (13,057)

  General and administrative expenses                      (1,503)     (1,011)      (4,267)         (3,695)

  Other                                                      (209)       (449)        (409)           (458)
                                                            -----       -----       ------          ------
Total selling, general, administrative and other expenses  (5,088)     (4,586)     (15,232)        (17,210)
                                                            -----       -----       ------          ------
Depreciation expenses:

   Vehicle depreciation expenses                           (9,110)     (3,588)     (26,881)        (15,952)

   Non-Vehicle depreciation and amortization expenses         (29)        (26)        (128)            (93)
                                                           ------      ------       ------          ------
Total depreciation expenses                                (9,139)     (3,614)     (27,009)        (16,045)
                                                           ------      ------       ------          ------

Operating income                                           10,837      13,843       58,701          61,382

Financial Interest:
   Expense                                                   (431)       (442)      (1,502)         (1,162)
   Income                                                     330       2,536        1,726           7,329
   Taxes on financial revenues                                (12)       (102)         (64)           (276)
                                                           ------      ------       ------          ------
      Financial interest income (expense), net               (113)      1,992          160           5,891
                                                           ------      ------       ------          ------
Nonoperating income                                             -           -            1               1
                                                           ------      ------       ------          ------
Income before taxes                                        10,724      15,835       58,862          67,274

Income and social contribution taxes                          878      (5,060)     (15,349)        (22,590)
                                                           ------      ------       ------          ------
Net income                                                 11,602      10,775       43,513          44,684
                                                           ======      ======       ======          ======

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                 Year ended     Year ended
                                                                                December 31,    December 31,
STATEMENT OF OPERATIONS DATA                             4 Q 2001    4 Q 2002       2001            2002
                                                         --------    --------   -------------   -------------
OTHER DATA :

EBITDA                                                     19,976      17,457       85,710          77,427

Vehicle Depreciation Expenses                              (9,110)     (3,588)     (26,881)        (15,952)
                                                           ------      ------      -------          ------
Adjusted EBITDA                                            10,866      13,869       58,829          61,475
                                                           ======      ======       ======          ======




             Reclassification of Certain Financial Statement Items

In order to conform with the presentation in the 2001 and in the 2002 financial statements, certain amounts in Total Fleet's results of operations for 2001 have been reclassified.

1 - Reclassification of 4Q2001 and the year ended in December 31, 2001 amount related to maintenance of software and hardware from general and administrative expenses to direct operating costs, in the amount of R$132.


                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )



                                                                                Year ended      Year ended
                                                                                December 31,    December 31,
                                                       4 Q 2001      4 Q 2002        2001            2002
STATEMENT OF OPERATIONS DATA                           --------      --------   -------------   -------------


Fleet at end of period                                   12,300        10,427         12,300          10,427

Average Operating Fleet Age (months)                       16.1          20.3           15.4            18.9

Number of Rental Days                                 1,024,230       896,580      3,903,540       3,728,610

Utilization Rates                                        98.92%       100.00%         97.81%          99.50%

Numbers of Cars Purchased                                 1,265           567          5,270           2,802

Average Purchase Price                                    17.56         24.41          17.78           23.93

Total Investment in Fleet                              22,213.4      13,838.6       93,702.8        67,057.5

Numbers of Cars Sold                                      1,303           831          3,724           4,594

Average Car Price                                         13.39         13.48          13.88           13.50

Depreciation per car                                   3,167.32      1,462.25       2,424.84        1,532.45

Average Annual Revenue per Owned
 Car in Operation.....(R$)                            10,761.93     12,093.73      10,760.29       11,229.65

Average Rental Revenue per Rental
 Car per Day..........(R$)                                30.22         33.10          30.56           31.35

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



Dated: May 15, 2003